EXHIBIT (d)(5)

AMENDMENT NO. 1

TO INVESTMENT SUBADVISORY AGREEMENT

(Thrivent Mutual Funds)

Amendment No. 1 to INVESTMENT SUBADVISORY AGREEMENT, dated as of February 28, 2007 (the “Agreement”), by and among Thrivent Asset Management, LLC (the “Adviser”), Thrivent Mutual Funds (the “Trust”) and Mercator Asset Management, L.P. (the “Sub-adviser”).

The Agreement is hereby amended, effective as of February 29, 2008, as follows:

1.	Pursuant to Section II of the Agreement, the following fund of the Trust shall be a “Fund” under the Agreement:

Thrivent Partner Worldwide Allocation Fund

2.	Schedule I to the Agreement is hereby deleted in its entirety and replaced with Exhibit A to this Amendment.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

THRIVENT ASSET MANAGEMENT, LLC

By:	/s/ Russell W. Swansen
Name:	Russell W. Swansen
Title:	President

THRIVENT MUTUAL FUNDS

By:	/s/ Pamela J. Moret
Name:	Pamela J. Moret
Title:	President

MERCATOR ASSET MANAGEMENT, L.P.

By:	/s/ James E. Chaney
Name:	James E. Chaney
Title:	President, JXC Corp.
General Partner

EXHIBIT A

Schedule I

Dated as of February 29, 2008

Sub-advisory Fees

Thrivent Partner International Stock Fund

Thrivent Partner Worldwide Allocation Fund

Annual Rate of Average Daily Net Assets

Managed by the Sub-adviser:

First	$25 Million	.75%
Next	$25 Million	.60%
Next	$25 Million	.55%
Next	$225 Million	.50%
Next	$200 Million	.40%
Over	$500 Million	.20%

* Solely for purposes of calculating the fees payable under this Fee Schedule, the value of the average daily net assets of the Thrivent Partner International Stock Fund and the Thrivent Partner Worldwide Allocation Fund, which are subject to the Sub-adviser’s investment discretion, shall be aggregated with the value of the average daily net assets of Thrivent Series Fund, Inc., which are subject to the Sub-adviser’s investment discretion.